(As filed with the Securities and Exchange Commission December 12, 2000)
                                                                File No. 70-9659
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                          (formerly CP&L Energy, Inc.)
                         Carolina Power & Light Company
                     North Carolina Natural Gas Corporation
                      Progress Energy Service Company, LLC
                       Strategic Resource Solutions Corp.
                            CPL Energy Ventures, Inc.
                              Monroe Power Company
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

                          Florida Progress Corporation
                            Florida Power Corporation
                         Progress Capital Holdings, Inc.
                      Florida Progress Funding Corporation
                                  FPC Del, Inc.
                               One Progress Plaza
                          St. Petersburg, Florida 33701

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                             Robert B. McGehee, Esq.
                  Executive Vice President and General Counsel
                         Carolina Power & Light Company
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

     Frank A. Schiller, Esq.                 William T. Baker, Jr., Esq
     Director, Legal Department              Thelen Reid & Priest LLP
     Carolina Power & Light Company          40 W. 57th Street, 25th Floor
     411 Fayetteville Street Mall            New York, New York  10019
     Raleigh, North Carolina  27601

                                TABLE OF CONTENTS


ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION....................................1
        -----------------------------------

     1.1. INTRODUCTION.........................................................1
          ------------
     1.2. DESCRIPTION OF CP&L ENERGY AND ITS SUBSIDIARIES......................1
          -----------------------------------------------
     1.3. CAPITAL STRUCTURE OF CP&L ENERGY.....................................2
          --------------------------------
     1.4. SUMMARY OF REQUESTED APPROVALS.......................................2
          ------------------------------
     1.5  USE OF PROCEEDS......................................................5
          ---------------
     1.6  DESCRIPTION OF PROPOSED FINANCING PROGRAM............................5
          -----------------------------------------
          1.6.1. Continuation, Extension, or Renewal of Acquisition Debt.......5
                 -------------------------------------------------------
          1.6.2. Progress Energy External Financing after the Share Exchange...6
                 -----------------------------------------------------------
          1.6.3. Utility Subsidiary Financing.................................10
                 ----------------------------
          1.6.4  Non-Utility Subsidiary Financing.............................11
                 --------------------------------
     1.7  GUARANTEES..........................................................12
          ----------
          1.7.1  Progress Energy Guarantees...................................12
                 --------------------------
          1.7.2  Non-Utility Subsidiary Guarantees............................12
                 ---------------------------------
          1.7.3  Guarantees Issued by Florida Progress and Its Non-Utility
                 ---------------------------------------------------------
                 Subsidiaries.................................................13
                 ------------
     1.8  HEDGING TRANSACTIONS................................................14
          --------------------
          1.8.1  Interest Rate Hedges.........................................14
                 --------------------
          1.8.2  Anticipatory Hedges..........................................14
                 -------------------
     1.9  MONEY POOLS.........................................................15
          -----------
          1.9.1. Utility-Money Pool...........................................16
                 -------------------
          1.9.2. Non-Utility Money Pool.......................................18
                 ----------------------
          1.9.3. Other Contributions to Money Pool............................18
                 ---------------------------------
          1.9.4. Operation of the Money Pools and Administrative Matters......18
                 -------------------------------------------------------
          1.9.5. Use of Proceeds..............................................19
                 ---------------
     1.10 CHANGES IN CAPITAL STOCK OF SUBSIDIARIES............................19
          ----------------------------------------
     1.11 FINANCING SUBSIDIARIES..............................................19
          ----------------------
     1.12 INTERMEDIATE SUBSIDIARIES...........................................20
          -------------------------
     1.13 INVESTMENTS IN ENERGY-RELATED ASSETS................................22
          ------------------------------------
     1.14 SALES OF SERVICES AND GOODS AMONG NON-UTILITY SUBSIDIARIES..........23
          ----------------------------------------------------------
     1.15 ACTIVITIES OF RULE 58 SUBSIDIARIES OUTSIDE THE UNITED STATES........24
          ------------------------------------------------------------
     1.16 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS............25
          --------------------------------------------------------
          1.16.1 Payment of Dividends by Progress Energy and NCNG.............25
                 ------------------------------------------------
          1.16.2 Dividends and other Payments by Non-Utility Subsidiaries.....29
                 --------------------------------------------------------
     1.17 TAX ALLOCATION AGREEMENT............................................30
          ------------------------
     1.18 CERTIFICATES OF NOTIFICATION........................................31
          ----------------------------

ITEM 2. FEES, COMMISSIONS AND EXPENSES........................................33
        ------------------------------

ITEM 3. APPLICABLE STATUTORY PROVISIONS.......................................33
        -------------------------------

     3.1  GENERAL.............................................................33
          -------
     3.2  COMPLIANCE WITH RULES 53 AND 54.....................................34
          -------------------------------

ITEM 4. REGULATORY APPROVAL...................................................34
        -------------------

ITEM 5. PROCEDURE.............................................................35
        ----------


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


ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.....................................35
        ----------------------------------

          A. EXHIBITS.........................................................35
             --------
          B. FINANCIAL STATEMENTS.............................................37
             --------------------

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS...............................39
        ---------------------------------------

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     1.1  INTRODUCTION. Progress Energy, Inc. (formerly CP&L Energy, Inc.)
          ------------
("Progress Energy"), a North Carolina corporation, is a registered holding company under the Act. Progress Energy registered as a holding company on November 30, 2000, the same day on which it completed its acquisition of all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company, for a combination of cash, Progress Energy common stock and contingent rights to receive certain future cash payments (the "Share Exchange"). The Share Exchange and other related matters were approved by the Commission by order dated November 27, 2000 (Holding Co. Act Release No. 27284) (the "Merger Order").

     This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Progress Energy and its subsidiaries, intrasystem extensions of credit, the creation of specified types of new subsidiaries, the payment of dividends out of capital and unearned surplus and other related matters pertaining to Progress Energy and its subsidiaries following the Share Exchange.

     1.2  DESCRIPTION OF PROGRESS ENERGY AND ITS SUBSIDIARIES. As a result
          ---------------------------------------------------
of the Share Exchange, Progress Energy now owns, directly or indirectly, all of the issued and outstanding common stock of three public utility subsidiary companies, namely, Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in west central Florida; and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.5 million wholesale and retail electric customers in parts of three states and natural gas or gas transportation service to approximately 115,000 residential, commercial, agricultural and industrial customers, all in North Carolina.

     In addition, Progress Energy holds, directly or indirectly, all of the outstanding equity securities of numerous non-utility subsidiaries. These include: Progress Energy Service Company, LLC (formerly CP&L Service Company
LLC) ("Progress Service"), a service company subsidiary formed to provide the Utility Subsidiaries and other companies in the Progress Energy system certain management and administrative services; Monroe Power Company, an "exempt wholesale generator" ("EWG") within the meaning of Section 32 of the Act; Strategic Resource Solutions Corp., which directly and through subsidiaries of its own designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide, designs and manufactures advanced cogeneration energy systems for efficient on-location power generation, and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning (HVAC) and lighting; CPL Energy Ventures, Inc., an intermediate subsidiary through which Progress Energy holds interests in two synthetic fuels plants; Caronet, Inc., an "exempt telecommunications company" under Section 34 of the Act; CaroFund, Inc. and CaroHome, LLC, which hold various passive investments (primarily low-income housing projects that qualify for federal income tax credits); NCNG Cardinal

Pipeline Investment Corporation, which holds a minority interest in an intrastate gas pipeline company in North Carolina; NCNG Pine Needle Investment Corporation, which holds a minority interest in a company that owns and operates a liquefied natural gas project in North Carolina; Progress Capital Holdings, Inc. ("Progress Capital"), which serves as the holding company for most of Florida Progress's non-utility operations, including the operations of Electric Fuels Corporation and its subsidiaries; FPC Del, Inc., which was formed to hold accounts receivable for certain of its associate companies; and Florida Progress Funding Corporation ("Progress Funding"), a special purpose entity that was formed in early 1999 to facilitate a quarterly income preferred securities ("QUIPs") financing transaction.

     A more complete description of Progress Energy and Florida Progress and their respective subsidiaries is contained in the Merger Order, to which reference is made.

     As used in this Application/Declaration, the term "Non-Utility Subsidiaries" means each of the direct and indirect non-utility subsidiaries of Progress Energy as of the effective date of the Share Exchange. The term "Non-Utility Subsidiaries" also includes any direct or indirect non-utility subsidiary acquired or formed by Progress Energy after the effective date of the Share Exchange in a transaction that has been approved by the Commission in this proceeding (see specifically Items 1.11 and 1.12) or in a separate proceeding, or in a transaction that is exempt under the Act (specifically, Sections 32, 33 and 34) or the rules thereunder (including, specifically, Rule 58). The term "Subsidiaries" means the Utility Subsidiaries and the Non-Utility Subsidiaries. Progress Energy and the Subsidiaries are sometimes hereinafter collectively referred to as the "Progress Energy System" or as the "Applicants."

     1.3  CAPITAL STRUCTURE OF PROGRESS ENERGY. Progress Energy is
          ------------------------------------
authorized under its Amended and Restated Articles of Incorporation (see Exhibit A-1 hereto) to issue 500,000,000 shares of common stock, without par value ("Common Stock") and 20,000,000 shares of preferred stock, no par value, which may be designated in one or more series ("Preferred Stock"). Progress Energy currently has issued and outstanding approximately 206 million shares of Common Stock.1 Progress Energy does not have any outstanding Preferred Stock. Progress Energy financed the cash portion of the consideration paid in the Share Exchange, approximately $3.5 billion, and other expenses associated with the Share Exchange under a $3.75 billion, 364-day, bank facility that acts as a backstop for the issuance of commercial paper (the "Acquisition Debt"). Progress Energy has the right to extend one-half of this facility for an additional year. Immediately after the Share Exchange, common equity as a percentage of the pro forma consolidated capitalization as of June 30, 2000, of Progress Energy and its subsidiaries was approximately 34.0%.

     1.4  SUMMARY OF REQUESTED APPROVALS. The Applicants request approval
          ------------------------------
for a program of external financing, credit support arrangements, intrasystem financing and other related proposals for the period through September 30, 2003 ("Authorization Period"), as follows:


------------------------
1    Progress Energy had outstanding approximately 159.6 million shares of
Common Stock prior to the Share Exchange and issued approximately 46.5 million shares to the shareholders of Florida Progress in the Share Exchange.

     (i) Progress Energy requests authorization to maintain the credit arrangements under which the Acquisition Debt was issued, including any extensions or renewals thereof.

     (ii) In addition to the Acquisition Debt, Progress Energy requests authority to issue and sell from time to time (A) additional Common Stock, Preferred Stock or other forms of preferred securities (collectively, "Preferred Securities") and unsecured long-term indebtedness having maturities of up to 50 years ("Debentures") in an aggregate amount at any time outstanding not to exceed $3.8 billion, and (B) unsecured short-term indebtedness having maturities of one year or less ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy at any time outstanding (including, specifically, Acquisition Debt, Debentures and Short-term Debt) shall not exceed $5.0 billion (the "Progress Energy Debt Limit").

     (iii) (A) CP&L requests authority to issue and reissue from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1 billion; and (B) NCNG requests authority to issue and sell from time to time Short-term Debt, long-term debt having maturities of up to 50 years, and trust preferred securities in an aggregate amount at any one time outstanding not to exceed $750 million.

     (iv) Progress Energy requests authority to provide guarantees and other forms of credit support ("Progress Energy Guarantees") on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $750 million at any one time outstanding.

     (v) Non-Utility Subsidiaries request authority to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $500 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

     (vi) Progress Energy and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

     (vii) Florida Progress and its non-utility subsidiaries request authorization to maintain in effect all guarantees and other forms of credit support outstanding on the date of the Share Exchange relating to credit facilities and other financing arrangements of Progress

          Capital and Progress Funding and to other existing obligations of Florida Progress's non-utility subsidiaries, and to amend, renew, extend or replace any such guarantees during the Authorization Period.

     (viii) Progress Energy proposes to establish and fund separate system money pool agreements for the Utility Subsidiaries ("Utility Money Pool") and certain of the Non-Utility Subsidiaries ("Non-Utility Money Pool").

     (ix) Progress Energy and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52.

     (x) Non-Utility Subsidiaries request authority to invest up to $500 million in certain types of non-utility energy-related assets ("Energy-Related Assets") that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

     (xi) Non-Utility Subsidiaries request authority to pay dividends out of capital and unearned surplus and to acquire, retire or redeem securities of such companies that are held by any associate company or affiliate to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

     In addition, the Applicants request authorization for each of the following additional proposals:

     (xii) Progress Energy, on behalf of the Subsidiaries, requests authorization to change the terms of any wholly owned Subsidiary's authorized capital stock capitalization.

     (xiii) Progress Energy requests authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, exempt "foreign utility companies" ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or ETCs, provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     (xiv) As permitted by Rule 87(b)(1), Non-Utility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

     (xv) Progress Energy requests authority on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder both within and outside the United States, subject to certain limitations.

     (xvi) Progress Energy and NCNG request authority to pay dividends out of capital and unearned surplus, subject to certain proposed limitations.

     (xvii) Progress Energy requests that the Commission reserve jurisdiction over the terms of a proposed agreement among Progress Energy and its Subsidiaries to allocate consolidated income tax liabilities.

     1.5  USE OF PROCEEDS. The proceeds from the financings authorized by
          ---------------
the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Progress Energy and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, and Rule 58 Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Progress Energy or any Subsidiary of any of its own securities, and (iii) financing working capital requirements of Progress Energy and its Subsidiaries.

     The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Progress Energy states that the aggregate amount of proceeds of financing and Progress Energy Guarantees approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to Progress Energy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Progress Energy's "consolidated retained earnings" (also as defined in Rule 53). Further, Progress Energy represents that proceeds of financing and Progress Energy Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Lastly, Progress Energy represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Non-Utility Subsidiaries.

     1.6  DESCRIPTION OF PROPOSED FINANCING PROGRAM.
          -----------------------------------------

          1.6.1 Continuation, Extension, or Renewal of Acquisition Debt  As
                -------------------------------------------------------
indicated, Progress Energy financed the cash portion of the consideration paid in the Share Exchange (approximately $3.5 billion) and other costs associated with the Share Exchange under a $3.75 billion, 364-day, bank facility that is used to backstop the issuance of commercial paper. Progress Energy intends to refinance some or all of the Acquisition Debt from the proceeds of issuances of equity securities and long-term debt securities, as described below, and/or cash proceeds from sales of assets. Pending such refinancing, Progress Energy requests authorization to maintain the credit arrangements for the Acquisition Debt in place and renew or extend the maturities of borrowings under such credit facilities. The effective cost of money on any borrowing evidencing a renewal or extension of the Acquisition Debt will not exceed at the time of such renewal or extension 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less.

          1.6.2 Progress Energy External Financing after the Share Exchange.
                -----------------------------------------------------------
Progress Energy requests authority to issue and sell from time to time during the Authorization Period Common Stock, Preferred Securities and Debentures in an aggregate amount at any time outstanding not to exceed $3.8 billion, and Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1 billion, subject to the Progress Energy Debt Limit. Progress Energy will maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, common equity as a percentage of consolidated capitalization will remain at or above 30%.

     Progress Energy contemplates that the Common Stock, Preferred Securities and Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell such securities without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. Progress Energy has filed a Registration Statement on Form S-3, and an amendment thereto, under the Securities Act of 1933, utilizing the "shelf" registration process, under which it may offer for sale, in one or more transactions, any combination of Common Stock, stock purchase rights, Preferred Stock and other types of Preferred Securities, and senior and junior subordinated debt securities up to a total dollar amount of $4 billion. See Exhibit C-2. The prospectus contained in the registration statement provides a general description of the securities Progress Energy may offer. Information about the terms of any specific securities to be offered under this "shelf" registration process will be as set forth in a prospectus supplement to be filed at the time of the offering.

          (a)  Common Stock. Progress Energy may issue and sell Common Stock,
               ------------
or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, Progress Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Progress Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Progress Energy or through agents designated by Progress Energy from time to time. If dealers are utilized in the sale of Common Stock, Progress Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Progress Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Progress Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     Progress Energy may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding (see Item 1.13, below) or in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).2 If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $3.8 billion limitation on new long-term financing.

     Progress Energy also proposes to issue Common Stock and/or purchase shares of its Common Stock in the open market for purposes of reissuing such shares pursuant to plans maintained for stockholders, employees, directors and potential investors. Progress Energy currently maintains a Direct Stock Purchase and Dividend Reinvestment Plan ("DRP").3 The DRP provides current and potential investors with a simple and convenient means to purchase shares of Common Stock. Participants may elect to have cash dividends paid on Progress Energy Common Stock that they own automatically invested in additional shares of Common Stock and may also make optional cash payments of a minimum of $50 and maximum of $10,000 per month to be invested in such shares. The purchase price of shares purchased under the DRP on the open market is equal to the weighted average price (including brokerage commissions) of all shares acquired by the managing bank during the relevant investment period. The purchase price of original issue shares is equal to the average of the high and low sale prices for Common Stock


------------------------
2    The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

3    Progress Energy adopted CP&L's former Dividend Reinvestment and Customer
Stock Purchase Plan following CP&L's reorganization into a holding company structure. On June 27, 2000, Progress Energy filed a post-effective amendment to CP&L's registration statement on Form S-3 adopting such registration statement as its own. On October 13, 2000, Progress Energy filed a new registration statement on Form S-3, which amended the DRP to permit participation by all U.S. citizens or entities incorporated in or domiciled in the U.S. On December 5, 2000, Progress Energy filed a pre-effective amendment to its registration statement on Form S-3, which incorporated its new name and corporate structure following the Share Exchange. See Exhibit C-1.

(on the composite tape as reported in The Wall Street Journal) on the day on which such shares are purchased. There are no brokerage fees paid when shares are purchased directly from the company. A copy of the DRP is filed herewith as Exhibit J-1.

     Progress Energy has also adopted CP&L's existing 1997 Equity Incentive Plan ("Incentive Plan"), which authorizes grants of common stock, stock options and other stock-based awards to eligible executives and other key employees, as well as to directors of the company and its subsidiaries. The Incentive Plan is a broad umbrella plan that will allow Progress Energy to adopt various sub-plans under which it may issue non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance units, performance shares and other stock unit awards or stock-based forms of awards. CP&L has adopted and issues performance-based shares under a Performance Share Sub-Plan, and issues restricted stock under Restricted Stock Agreements with individual employees. The Incentive Plan originally authorized CP&L to issue a maximum of five million shares of common stock (or options, performance shares or other rights with respect thereto) of which approximately 580,300 have been issued through September 25, 2000. The Incentive Plan will expire January 1, 2007. A copy of the Incentive Plan is filed herewith as Exhibit J-2.

     Progress Energy requests authority to issue shares of its Common Stock, including options, warrants, stock appreciation rights and similar securities, under the authorization and within the limitations set forth herein in order to satisfy its obligations under the DRP and the Incentive Plan. Shares of Common Stock for use under these stock-based plans may either be newly issued shares or shares purchased in the open market. Progress Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Progress Energy also proposes to issue and/or purchase shares of Common Stock, including options, warrants, stock appreciation rights and similar securities, pursuant to these existing stock plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration. Securities issued by Progress Energy under all stock-based plans will be included within the $3.8 billion limitation on long-term financing. Common Stock issued under such plans will be valued at the closing price on the New York Stock Exchange as reported in The Wall Street Journal on the last trading day before the award; other securities (e.g., options) will be valued using a reasonable and consistent method applied at the time of the award.

          (b)  Preferred Securities and Debentures. As indicated, Progress
               -----------------------------------
Energy does not currently have any shares of Preferred Stock outstanding. In the future, however, Progress Energy wishes to have the flexibility to issue its authorized Preferred Stock or other types of Preferred Securities (including, specifically, trust preferred securities) and/or Debentures directly or indirectly through one or more special-purpose financing subsidiaries organized by Progress Energy specifically for such purpose (see Item 1.11, below). The proceeds of Preferred Securities and Debentures would enable Progress Energy to reduce the Acquisition Debt and Short-term Debt with more permanent capital, and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act.4

     Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Progress Energy's board of directors. All Preferred Securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of Preferred Securities will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of Progress Energy Common Stock.

     Debentures (a) may be convertible into any other securities of Progress Energy, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party.

     The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Debentures will not exceed at the time of issuance the greater of (a) 300 basis points over the yield to maturity of U.S. Treasury securities having comparable maturities and (b) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.5 Progress Energy commits to maintain a rating for all Debentures that is at the investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934.


------------------------
4    Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

5    The proposed dividend and interest rate parameters on the Preferred
Securities and Debentures are the same as approved in The Southern Company, supra n. 4.

          (c)  Short-term Debt. Progress Energy proposes to issue and sell
               ---------------
from time to time Short-term Debt in the form of commercial paper, promissory notes and/or other forms of indebtedness in an aggregate principal amount at any time outstanding not to exceed $1 billion, subject to the CP&L Debt Limit. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 300 basis points over LIBOR for maturities of 1 year or less.

     Specifically, Progress Energy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Progress Energy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Progress Energy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Progress Energy also proposes to establish bank lines in an aggregate principal amount not to exceed the proposed Short-term Debt limitation. Loans under these lines will have maturities of not more than one year from the date of each borrowing. Progress Energy may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          1.6.3 Utility Subsidiary Financing. The issue and sale of most
                ----------------------------
securities by CP&L will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by CP&L must be approved by the North Carolina Utilities Commission ("NCUC").6 However, the NCUC does not have jurisdiction over the issuance of indebtedness having a maturity of two years or less or renewals thereof for a six-year or shorter term. The issuance of all securities by Florida Power, including short-term debt, have been approved by the Florida Public Service Commission ("FPSC") and are exempt under Rule 52(a). Rule 52(a) will not provide an exemption for any securities issued by NCNG, inasmuch as NCNG is incorporated in Delaware. Accordingly, CP&L and NCNG request authorization herein to issue and sell the following securities during the Authorization Period:

          (a)  Short-term Debt of CP&L and NCNG. CP&L and NCNG request
               --------------------------------
authority to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount outstanding at any one time not to exceed $1 billion, in the case of CP&L, and $125 million, in the case of NCNG. Subject to such limitations, CP&L and NCNG may engage in short-term financing as they may deem appropriate in light of their needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European


------------------------
6    Most securities offerings by CP&L must also be approved by the South
Carolina Public Service Commission ("SCPSC").

commercial paper markets in a manner similar to Progress Energy, bank lines and debt securities issued under its indentures and note programs. The effective cost of money on Short-term Debt of CP&L and NCNG will not exceed at the time of issuance 300 basis points over LIBOR for maturities of 1 year or less. The effective cost of money on CP&L's and NCNG's currently outstanding short-term indebtedness is within these limits.

          (b)  Long-term Securities of NCNG. NCNG does not have any long-term
               ----------------------------
debt or preferred securities outstanding at this time. Its only indebtedness consists of a $122 million intrasystem borrowing from Progress Energy, the terms (interest rate and maturity) of which conform to the proposed terms of borrowings under the Utility Money Pool, as described in Item 1.9.1, below. NCNG requests authority to issue and sell from time to time during the Authorization Period long-term debt securities and trust-preferred securities having maturities of up to 50 years in an aggregate amount at any one time outstanding, which, when added to Short-term Debt of NCNG, will not exceed $750 million. NCNG may issue such securities directly or indirectly through a Financing Subsidiary, as described in Item 1.11. NCNG requests authority to guarantee any securities issued by a Financing Subsidiary. The interest rate on long-term debt and trust preferred securities issued by NCNG, or any Financing Subsidiary of NCNG, will not exceed at the time of issuance 500 basis points over the yield to maturity of a United States Treasury Note having comparable maturities.

     NCNG has filed a Registration Statement on Form S-3 under the Securities Act of 1933, utilizing the "shelf" registration process, under which it may offer for sale, in one or more transactions, unsecured long-term debt securities in an aggregate principal amount not to exceed $300 million. See Exhibit C-3. The prospectus contained in the registration statement provides a general description of the debt securities NCNG may offer. Information about the terms of any specific debt securities to be offered under this "shelf" registration process will be as set forth in a prospectus supplement to be filed at the time of the offering.

          1.6.4 Non-Utility Subsidiary Financing. Progress Energy, through its
                --------------------------------
Non-Utility Subsidiaries, is engaged in and expects to continue to be active in the development and expansion of energy-related, transportation, telecommunications or otherwise functionally-related, non-utility businesses.7 In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

     In order to be exempt under Rule 52(b), any loans by Progress Energy to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by Progress Energy, directly or indirectly, authority is requested under the Act for


------------------------
7    As described in the Merger Order, these non-utility businesses include investments in EWGs and ETCs, the design, installation and servicing of energy management products, coal mining, barge transportation, and low income housing, among others.

Progress Energy or a Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.8 If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.14. Furthermore, in the event any such loans are made, Progress Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

     1.7  GUARANTEES.
          ----------

          1.7.1 Progress Energy Guarantees. Progress Energy requests
                --------------------------
authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Progress Energy Guarantees") during the Authorization Period with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $750 million outstanding at any one time, provided however, that the amount of any Progress Energy Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Progress Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

          1.7.2 Non-Utility Subsidiary Guarantees. In addition to guarantees
                ---------------------------------
that may be provided by Progress Energy, Non-Utility Subsidiaries request authority to provide to other Non-Utility Subsidiaries guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") during the Authorization Period in an aggregate principal amount not to exceed $500 million outstanding at any one time, in addition to any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b),9 provided however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

          1.7.3 Guarantees Issued by Florida Progress and Its Non-Utility
                ---------------------------------------------------------
Subsidiaries. Florida Progress does not currently have any preferred stock,
------------
long-term debt or short-term debt outstanding, and will not issue any such securities externally in the future. However, Florida Progress has in the past provided guarantees with respect to certain long-term and short-term indebtedness of Progress Capital and QUIPs issued by Progress Funding, the


------------------------
8    The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

9    Rule 45(b)(7) and Rule 52(b) would, in most cases, exempt the guaranty by a Non-Utility Subsidiary of securities issued by any other Non-Utility
Subsidiary.

proceeds of which are used to provide financing for Florida Progress's other subsidiaries. Florida Progress and certain of its non-utility subsidiaries have also provided guarantees and other forms of credit support with respect to various other obligations of subsidiaries, as described below. The aggregate maximum exposure under all of these existing guarantees is approximately $2.4 billion.

     Progress Capital currently has in place a $600 million commercial paper facility supported by three revolving bank credit facilities: a $100 million facility under which it can make borrowings with a term of up to 364 days, a $200 million facility under which it can make borrowings with a term of up to 364 days, and a $300 million facility under which it can make borrowings with a term of up to five years. The 364-day facilities have a current expiration date of November 13, 2001, and July 12, 2001, and the 5-year facility expires November 30, 2003. At September 30, 2000, Progress Capital had issued and outstanding $432.0 million in commercial paper. The lines of credit were not drawn upon. In addition, Progress Capital has uncommitted bank bid facilities authorizing it to borrow and re-borrow, and have outstanding at any one time, up to $300 million principal amount of indebtedness with maturities of up to one year. At September 30, 2000, there were no loans outstanding under these bid facilities. Progress Capital also has a private medium-term note program providing for the issuance of up to $844 million of fixed or floating interest rate notes with maturities ranging from nine months to 30 years. At September 30, 2000, there were $444 million of notes outstanding under this program. Florida Progress has unconditionally guaranteed all of the debt of Progress Capital.

     In April 1999, Progress Funding, through a special purpose trust (FPC Capital I), completed the sale of $300 million of QUIPs, which are fully and unconditionally guaranteed by Florida Progress. Quarterly distributions are payable at the annual rate of 7.10%.

     In addition to the foregoing, Progress Capital has guaranteed an aggregate of $198.6 million of payment obligations of an indirect subsidiary, MEMCO Barge Line, Inc. ("MEMCO"), under a synthetic lease covering barges and towboats, and Florida Progress, Florida Power, Progress Capital, Electric Fuels and other subsidiaries of Progress Capital have guaranteed and/or provided other forms of credit support for an aggregate of $133 million of obligations of subsidiaries, including the obligations of MEMCO under various operating leases covering barges ($76 million), obligations of Progress Capital and Electric Fuels under stand-by letters of credit covering workers' compensation, black lung and similar liabilities ($44 million), and a guarantee of tax-exempt bonds issued by an industrial development authority in Louisiana to finance port facilities ($13 million).

     Florida Progress and its subsidiaries named above do not charge any fee for providing credit support to associate companies.

     The Applicants request authorization to maintain in effect all of the outstanding guarantees and other forms of credit support provided by Florida Progress and its non-utility subsidiaries, as described above, and, as necessary, to amend, renew, extend or replace such guarantees.10 Further, the Applicants request that such guarantees and other forms of credit support not


------------------------
10   In some cases, guarantees described in this section may be exempt under
Rule 45(b)(6) or 45(b)(7).

count against the limit proposed in Item 1.7.2, above, on future Non-Utility Subsidiary Guarantees.

     1.8  HEDGING TRANSACTIONS.
          --------------------

          1.8.1 Interest Rate Hedges. Progress Energy, and to the extent not
                --------------------
exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Progress Energy and its Subsidiaries will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.8.2 Anticipatory Hedges. In addition, Progress Energy and the
                -------------------
Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Progress Energy or Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Progress Energy or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under generally accepted accounting principles ("GAAP"). The Applicants will also comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.11

     1.9  MONEY POOLS. Progress Energy and the Utility Subsidiaries hereby
          -----------
request authorization to establish the Utility Money Pool. CP&L and NCNG request authorization to make unsecured short-term borrowings from the Utility Money Pool. Borrowings by Florida Power will be exempt under Rule 52(a). The Utility Subsidiaries request authorization to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Certain of the Non-Utility Subsidiaries (other than Florida Progress) may participate in a separate Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, Progress Energy is requesting authorization to contribute surplus funds and/or to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.12

     The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

          1.9.1 Utility Money Pool. Under the proposed terms of the Utility
                ------------------
Money Pool, short-term funds would be available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than Progress Energy, (2) surplus funds in the treasury of Progress Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by Progress Energy or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as Progress Service, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant


------------------------
11   The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

12   The Commission has authorized substantially similar money pool arrangements of other holding companies. See New Century Energies, Inc., Holding Co. Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Release No. 26833 (Feb. 26, 1998); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 26956 (December 18, 1998).

at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit B-1 for a copy of the form of Utility Money Pool Agreement.

     As discussed in more detail below, a separate Non-Utility Money Pool will be established by Progress Energy with certain of its Non-Utility Subsidiaries (other than Florida Progress). Funds made available by Progress Energy for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Non-Utility Money Pool.

     Utility Money Pool participants that borrow would borrow pro rata from each participant that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Progress Energy and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Progress Energy.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to each participant's estimated peak short-term borrowing requirement.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

     Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool could be prepaid by the borrower without premium or penalty.

     CP&L proposes to borrow up to $400 million at any one time outstanding from the Utility Money Pool, and NCNG proposes to borrow up to $125 million at any one time outstanding. As indicated, borrowings by Florida Power will be exempt under Rule 52(a).

          1.9.2 Non-Utility Money Pool. The Non-Utility Money Pool will be
                ----------------------
operated on the same terms and conditions as the Utility Money Pool, except that Progress Energy's funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. The interest rates for surplus funds and External Funds loaned through the Non-Utility Money Pool will be determined in the same manner as described above in Item 1.9.1. See Exhibit B-2 for a copy of the form of Non-Utility Money Pool

Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act.

     The participants in the Non-Utility Money Pool include Progress Energy, Progress Service, Strategic Resources Solutions Corp., CPL Energy Ventures, Inc., Monroe Power Company, and Progress Capital. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by, Progress Energy. The Applicants request that the Commission reserve jurisdiction over the participation of any other current or future Non-Utility Subsidiary in the Non-Utility Money Pool.

     Borrowings from the Non-Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Non-Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper.

          1.9.3 Other Contributions to Money Pool. Progress Energy and the
                ---------------------------------
Utility Subsidiaries may contribute funds from the issuance of Short-term Debt as authorized above to the Utility Money Pool. Progress Energy may also contribute funds from the issuance of Short-term Debt to the Non-Utility Money Pool. Non-Utility Subsidiaries may contribute funds from the issuance of short-term debt to the Non-Utility Money Pool.

          1.9.4 Operation of the Money Pools and Administrative Matters.
                -------------------------------------------------------
Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by Progress Service under the authority of the appropriate officers of the participating companies. Progress Service will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by Progress Service as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

          1.9.5 Use of Proceeds. Proceeds of any short term borrowings by the
                ---------------
Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

     1.10 CHANGES IN CAPITAL STOCK OF SUBSIDIARIES. The portion of an
          ----------------------------------------
individual Subsidiary's aggregate financing to be effected through the sale of stock to Progress Energy or other immediate parent company pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Progress Energy or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the utility Subsidiary is incorporated and doing business.13

     1.11 FINANCING SUBSIDIARIES. Progress Energy and the Subsidiaries
          ----------------------
request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Progress Energy and the Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties. Financing Subsidiaries may dividend, loan or otherwise transfer the proceeds of such financings to or as directed by the Financing Subsidiary's parent company, provided, however, that a Financing Subsidiary of a Utility Subsidiary will dividend, loan or otherwise transfer proceeds of a financing only to such Utility Subsidiary. Progress Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. The Subsidiaries also request authorization to provide guarantees and enter into expense agreements, if required, on behalf of any Financing Subsidiaries that they organize, to the extent not otherwise exempt pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any long-term debt or preferred securities issued by any Financing Subsidiary shall be counted against any limitation on the amounts of similar types of securities that may be issued directly by the parent company of a Financing Subsidiary, as set forth in this Application/Declaration (see Item 1.6, above) or in any other Application/Declaration that may be filed in the future, to the extent that such securities are guaranteed by such parent company. In such cases, however, the guaranty by the parent company would not also be counted against the limitations on Progress Energy Guarantees or Non-Utility Subsidiary Guarantees, as the case may be, set forth in Item 1.7.1 or Item 1.7.2, above.14


------------------------
13   The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); and New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

14   The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

     1.12 INTERMEDIATE SUBSIDIARIES. Progress Energy proposes to acquire,
          -------------------------
directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to such subsidiaries.15 To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Progress Energy requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard proposed in Item 1.14, below.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $250 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Progress Energy's investments in Non-Utility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Progress Energy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Progress Energy's exposure to U.S. and foreign taxes; (7) to further


------------------------
15   The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

insulate Progress Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Progress Energy from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52. To the extent that Progress Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in Progress Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     Progress Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Progress Energy may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,16 Progress Energy hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Progress Energy's ownership interests in existing and future Non-Utility Subsidiaries.17 Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Progress Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.


------------------------
16   Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a)
and 58, as applicable, may exempt many of the transactions described in this paragraph.

17   The Commission has granted similar authority to another holding company.
See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999).

     1.13 INVESTMENTS IN ENERGY-RELATED ASSETS. Non-Utility Subsidiaries
          ------------------------------------
request authority to acquire or construct in one or more transactions from time to time through the Authorization Period, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy-Related Assets"), that would be incidental to the energy marketing, brokering and trading operations of Progress Energy's subsidiaries. Non-Utility Subsidiaries request authorization to invest up to $500 million (the "Investment Limitation") during the Authorization Period in such Energy-Related Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy-Related Assets.18 Such Energy-Related Assets (or equity securities of companies owning Energy-Related Assets) may be acquired for cash or in exchange for Common Stock or other securities of Progress Energy or a Non-Utility Subsidiary of Progress Energy, or any combination of the foregoing. If Common Stock of Progress Energy is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will any Non-Utility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such company to be considered an "electric utility company" or "gas utility company" as defined under the Act.

     As this Commission has recognized in American Electric Power Company, Inc., et al., Holding Co. Act Release No. 26933 (Nov. 2, 1998) and SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.19 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the larger energy marketers today own, directly or through affiliates, substantial physical assets of the type described herein.


------------------------
18   Companies whose physical properties consist of Energy-Related Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, the Applicants request authorization to continue such activities in the event they acquire such companies.

19   See FERC Order 636, FERC Stats. & Regs.P. 30,939, "Pipeline Service
Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (Apr. 16, 1992).

     The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

     1.14 SALES OF SERVICES AND GOODS AMONG NON-UTILITY SUBSIDIARIES.
          ----------------------------------------------------------
Progress Energy's Non-Utility Subsidiaries propose to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

     (i) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

     (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than one of the Utility Subsidiaries ) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

     (v) A Rule 58 Subsidiary or any other Non-Utility Subsidiary that (a) is partially-owned by Progress Energy, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or Progress Service (or any other entity that Progress Energy may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries or Progress Service), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.20

     1.15 ACTIVITIES OF RULE 58 SUBSIDIARIES OUTSIDE THE UNITED STATES.
          ------------------------------------------------------------
Progress Energy, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 outside the United States. Such activities may include:

     (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

     (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

     (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

     Progress Energy requests that the Commission (i) reserve jurisdiction over Energy Marketing activities outside the United States and Canada pending


------------------------
20   The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26,
1999).

completion of the record in this proceeding,21 (ii) authorize Progress Energy and its direct and indirect subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,22 and (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record.

     1.16 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.
          --------------------------------------------------------

          1.16.1 Payment of Dividends by Progress Energy and NCNG. Progress
                 ------------------------------------------------
Energy, as a new company, does not have any retained earnings on a stand-alone basis. Instead, Progress Energy's initial capital structure following its formation as a holding company over CP&L on June 19, 2000, consists solely of common stock. Over time, Progress Energy will record its share of the earnings of all of its subsidiaries under the equity method of accounting as prescribed in Rule 26(c) under the Act. However, there will be no recognition in Progress Energy's retained earnings of CP&L's retained earnings immediately prior to the holding company reorganization ($1.81 billion at March 31, 2000). Thus, even though CP&L has the ability to declare and pay dividends to Progress Energy, its sole common stockholder, out of its retained earnings existing at the time of the reorganization, thereby transferring cash to Progress Energy, those cash dividends could not be used by Progress Energy as a source of funds to make dividend payments to its own shareholders since those funds would be classified as a return of investment. Instead, without the relief requested below, Progress Energy would be restricted by Section 12(c) and Rules 26(c) and 46 to paying dividends out of the distributed earnings of CP&L subsequent to the reorganization. There could be situations in which this would impose an undue hardship on Progress Energy and its shareholders. For example, there could be a difference between the amount of a dividend declared by Progress Energy and the amount of CP&L's earnings that have been recognized by Progress Energy as of the dividend declaration date. If Progress Energy could not rely upon the existence of CP&L's historic retained earnings in that case, then it would not be able to declare the normal dividend on its own stock. Similarly, there may be instances in which CP&L may declare and pay an extraordinary dividend or a dividend period (i.e., a quarter) in which CP&L's current earnings are below expectations (an example might be an unusually cool summer or unusually warm winter). In the latter case, CP&L, as a stand-alone company, would not typically choose to cut its stated dividend rate; nor would it need to, since it has substantial retained earnings. Thus, the effect of the reorganization of CP&L into a holding company structure is that it could place an unintentional limitation on the ability of Progress Energy's shareholders - who were formerly CP&L shareholders,


------------------------
21   See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999)
(supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

22   The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25, 1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

to receive dividends paid from CP&L's retained earnings, even in the absence of a limitation on the ability of CP&L to transfer, by dividend, cash to Progress Energy.

     Moreover, as a consequence of the application of the purchase method of accounting to both the July 1999 acquisition of NCNG by CP&L and to the Share Exchange, Progress Energy's retained earnings will not reflect NCNG's retained earnings just prior to closing of that transaction ($63.3 million) or the pre-Share Exchange retained earnings of Florida Progress ($914.3 million at September 30, 2000). As is the case with CP&L described above, Progress Energy, in accordance with Rule 26(c), will record its share of the earnings of Florida Progress under the equity method on a going-forward basis; CP&L's retained earnings reflect NCNG's earnings only since the date of that acquisition. Any cash dividends paid to Progress Energy by Florida Progress or NCNG out of retained earnings existing at the time of their respective acquisitions could not be used by Progress Energy as a source of funds to make dividend payments to its own shareholders, as any such dividends would be classified as a return of investment.

     Under the purchase method of accounting, the excess of the purchase price over the fair value of the identifiable net tangible and intangible (non-goodwill) assets of the company acquired is typically allocated to goodwill. As goodwill is amortized, it reduces earnings but does not reflect a cash outflow. As a result of the Share Exchange, approximately $3 billion could be allocated to goodwill, subject to finalization of purchase accounting adjustments, and amortized by Progress Energy over a period not to exceed 40 years. In addition, approximately $240 million of the $364 million CP&L paid for NCNG in July 1999 was recorded as goodwill and is being amortized by NCNG over a period not to exceed 40 years.23

     Section 12 (c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends by a registered holding company or subsidiary thereof out of capital or unearned surplus except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." See S. Rep. No. 621, 74th Cong., 1st Sess. p. 34 (1935).24 In determining whether to permit a registered holding company to pay dividends out of capital and unearned surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and cases cited therein.


------------------------
23   In accordance with the Commission's Staff Accounting Bulletin No. 54,
Topic 5J, "push down" accounting was applied to the NCNG acquisition. As a consequence, NCNG's financial statements were restated to reflect the recharacterization of NCNG's retained earnings as additional paid-in capital. "Push down" accounting was not applied to the Share Exchange because both Florida Progress and Florida Power have substantial amounts of publicly-held debt and Florida Power also has publicly-held preferred stock. Accordingly, the financial statements of Florida Progress and Florida Power will not be restated and both companies will continue to have the ability to declare and pay dividends out of existing retained earnings. Moreover, the earnings of Florida Progress and Florida Power will not be affected by amortization of the goodwill created in the Share Exchange. Progress Energy has addressed the application of "push down" accounting to the Share Exchange in the Merger Application.

24   Compare Section 305(a) of the Federal Power Act.

Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492
(1943).

     Progress Energy requests authority to pay dividends out of capital and unearned surplus in an amount equal to the sum of (i) CP&L's consolidated retained earnings prior to formation of the holding company structure, (ii) Florida Progress's retained earnings prior to the Share Exchange, and (iii) NCNG's retained earnings prior to the acquisition of NCNG by CP&L. In addition, Progress Energy requests authorization to pay dividends out of earnings before the amortization of goodwill ("Gross Earnings") created by the acquisition of NCNG25 and by the Share Exchange. NCNG requests authority to pay dividends out of capital and unearned surplus in an amount equal to its retained earnings just prior to its acquisition by CP&L in July 1999 and out of Gross Earnings thereafter.

     In support of its request, Progress Energy asserts that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

     (i)  Progress Energy anticipates that its consolidated cash flow and
Gross Earnings after the Share Exchange should remain stable and therefore will be sufficient to support anticipated dividends. On a pro forma basis based on the year ended December 31, 1999, and with no recognition given to expected cost
                                      ------------------------------------------
savings resulting from the Share Exchange and integration of the companies, pro
-------
forma common stock dividends reflect a dividend payout ratio of approximately 72% of Gross Earnings. This payout ratio would decrease if cost savings expected to be realized as a result of the Share Exchange were considered. Progress Energy believes that dividends paid out of future earnings will reflect a dividend payout ratio of between 65% and 75% of Gross Earnings.

     (ii) CP&L and Florida Progress have a favorable history of prior earnings and a long record of consistent dividend payments, as did NCNG before being acquired in 1999.26


------------------------
25   Progress Energy's request to pay dividends out of capital or unearned surplus in an amount that equals NCNG's Gross Earnings is necessary because the portion of any cash dividend paid by NCNG to Progress Energy in excess of its current earnings (that is, earnings after amortization of goodwill) would be
                                    -----
classified by Progress Energy as a return of investment.

26   The table below presents diluted earnings per share and dividends per common share for the five fiscal years ending December 31, 1999 for CP&L and Florida Progress and for the five fiscal years ending September 30, 1998 for NCNG, with the most recent fiscal year listed first:

----------- ----------- ----------- ----------- ----------- -----------
 CP&L        CP&L        Florida     Florida     NCNG        NCNG
 Earnings    Dividends   Progress    Progress    Earnings    Dividends
                         Earnings    Dividends
----------- ----------- ----------- ----------- ----------- -----------
 $2.55       $2.015      $3.21       $2.18       $1.70       $0.983
----------- ----------- ----------- ----------- ----------- -----------
  2.75        1.955       2.90        2.14        1.77        0.917
----------- ----------- ----------- ----------- ----------- -----------
  2.66        1.895       0.56 *      2.10        1.55        0.853
----------- ----------- ----------- ----------- ----------- -----------
  2.66        1.835       2.32        2.06        1.23        0.803
----------- ----------- ----------- ----------- ----------- -----------
  2.48        1.775       2.50        2.02        1.17        0.760
----------- ----------- ----------- ----------- ----------- -----------

     * Includes charges for extended nuclear outage costs and a provision for loss on Florida Progress's investment in Mid-Continent Life Insurance Company.

     (iii) The projected cash flow of Progress Energy, Florida Progress,
CP&L and NCNG will be sufficient to pay the dividends in the amounts contemplated. The amortization of goodwill is a non-cash expense that will not affect cash flow of such companies.

     (iv) Progress Energy projects that, as of December 31, 2000, common equity as a percentage of total capital structure on a consolidated basis will be approximately 35.3%, a capital structure consistent with other registered holding company systems. As previously indicated, Progress Energy commits to maintain the capitalization of Progress Energy at or above 30% common equity on a consolidated basis. It is further projected that, as of December 31, 2000, common stock equity as a percentage of the consolidated capitalization of Florida Progress and CP&L will be approximately 43.2% and 49.2%, respectively. Common equity as a percentage of capitalization of NCNG following its acquisition by CP&L in July 1999, and after giving effect to the "pushdown" of goodwill, was approximately 87%. These percentages are all substantially in excess of the traditionally acceptable 30% level. Progress Energy commits to maintain the capitalization of CP&L, Florida Power and NCNG at or above 30% common equity.

     In summary, the request of Progress Energy and NCNG to pay dividends from capital and unearned surplus does not contravene the intent of Section 12(c). The request is motivated by exceptional circumstances, i.e., the formation of a new holding company and the impact of purchase accounting and amortization of the goodwill created in the Share Exchange and in the earlier acquisition of NCNG, and is not the type of situation that Section 12(c) was designed to address. Accordingly, the granting of the request would not contravene the intent of Section 12(c).27

          1.16.2 Dividends and other Payments by Non-Utility Subsidiaries.
                 --------------------------------------------------------
Progress Energy also proposes, on behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies and/or acquire, retire or redeem any securities of such companies that are held by any associate company or affiliate from time to time, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.28

     Progress Energy anticipates that there will be situations in which it or one or more Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Progress Energy were to purchase all of the stock


------------------------
27   The Commission recently approved a similar request in a case involving another acquisition accounted for under the purchase method. See National Grid Group plc, et al., Holding Co. Act Release No. 27154 (March 15, 2000).

28   The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (August 26, 1999).

of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Progress Energy or its other parent.29

     Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     Progress Energy, on behalf of each current and future non-exempt Non-Utility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Progress Energy also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     1.17 TAX ALLOCATION AGREEMENT. The Applicants ask the Commission to
          ------------------------
reserve jurisdiction over a proposed agreement for the allocation of consolidated tax among Progress Energy and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by Progress Energy of certain payments for tax losses that it has incurred, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5). A copy of the proposed Tax Allocation Agreement is filed herewith as Exhibit B-5.


------------------------
29   The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Progress Energy would normally desire a return of some or all of the funds invested.

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that no approval is required for a tax allocation agreement between eligible associate companies in registered holding company system which "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

     The agreement may, instead of excluding members as provided in paragraph
     (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

     Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act.30 It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.31


------------------------
30   See Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc.
92, Part 72A, 70th Congress, 1st Sess. at 477-482.

31   See e.g., Section 12(a) of the Act.

     As a result of the Share Exchange, Progress Energy will be creating tax losses (chiefly in the form of deductions for interest expense on the Acquisition Debt) that are non-recourse to the Subsidiaries. Under the proposed Tax Allocation Agreement, Progress Energy would retain the benefit of the deduction for interest expense on the Acquisition Debt. Progress Energy requests that the Commission reserve jurisdiction over the proposed Tax Allocation Agreement pending completion of the record.

     1.18 CERTIFICATES OF NOTIFICATION. Progress Energy proposes to file
          ----------------------------
certificates of notification pursuant to Rule 24 within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) The sales of any Common Stock or Preferred Securities by Progress Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Progress Energy's dividend reinvestment or employee benefit plans, or any similar plans subsequently adopted;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The name of the guarantor and of the beneficiary of any Guaranteed Note, Progress Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

          (e) The amount and terms of any Preferred Securities, Debentures and Short-term Debt issued directly or indirectly by Progress Energy during the quarter;

          (f) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

          (g) The name of the guarantor and the Subsidiary on whose behalf any Progress Energy Guarantee and any Non-Utility Subsidiary Guarantee was issued during the quarter, and a brief description of the amount, term and purpose of each such guarantee;

          (h) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (i) The market-to-book ratio of Progress Energy's Common Stock at the end of such quarterly period;

          (j) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

          (k) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

          (l) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in financing transactions during the quarter;

          (m) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary;

          (n) A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and

          (o) A computation in accordance with Rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and "foreign utility companies" ("FUCOs"), its "consolidated retained earnings" and a calculation of the amount remaining under the Rule 53(a) financing limitation.32

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration will not exceed $30,000. The estimated fees and expenses incurred or to be incurred by Progress Energy in connection with securities to be offered under its current "shelf" registration are estimated not to exceed $3,096,000, which includes the Commission's registration fee under the Securities Act of 1933, rating agencies' fees, legal fees, trustees' fees, accountants' fees, and costs of printing. (See
Item 14 of Exhibit C-2 hereto). The estimated fees and expenses incurred or to be incurred by NCNG in connection with debt securities to be offered under its current "shelf" registration are estimated not to exceed $534,200, which includes the Commission's registration fee under the Securities Act of 1933, rating agencies' fees, legal fees, trustees' fees, accountants' fees, and costs of printing. (See Item 14 of Exhibit C-3 hereto).

     The above fees and expenses do not include underwriting fees, dealer discounts, commitment fees, compensating balances, and other similar fees to be incurred in connection with individual financing transactions that are carried out under the terms of the Commission's order in this proceeding. Such fees and expenses will not exceed 5% of the proceeds of any individual financing. The


------------------------
32   Any of the information described in items (a) through (o) that is provided under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, may be incorporated into the Rule 24 Certificate by reference.

above fees and expenses also do not include fees and expenses that may be incurred in connection with any future registration statements that may be filed under the Securities Act of 1933.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1  GENERAL. Sections 6(a) and 7 of the Act are applicable to the
          -------
issuance and sale of Common Stock, Preferred Securities, Short-term Debt and Debentures by Progress Energy and to the issuance and sale of securities by the Utility Subsidiaries and Non-Utility Subsidiaries that are not exempt under Rule
52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Progress Energy Guarantees and to Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52, and to the continuation of existing guarantees previously issued by Florida Progress. Sections 9(a)(1) and 10 of the Act are also applicable to Progress Energy's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, the acquisition of Energy-Related Assets or the securities of companies substantially all of whose assets consist of Energy-Related Assets, and the activities of Rule 58 Subsidiaries outside the United States. Section 12(c) of the Act and Rules 26(c) and 46 are applicable to the payment of dividends from capital and unearned surplus by Progress Energy, NCNG any Non-Utility Subsidiary. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Non-Utility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.
Section 12(b) of the Act and Rule 45(c) are applicable to the proposed Tax Allocation Agreement.

     3.2  COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein
          -------------------------------
are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $110 million, or approximately 5.3% of Progress Energy's pro forma "consolidated retained earnings" at September 30, 2000 ($2.06 billion).

     Rule 53(a)(2): Progress Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S.

generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Progress Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     As described in Item 1.6, the NCUC, SCPSC and FPSC generally have jurisdiction over the issuance of securities by public utility companies subject to their jurisdiction. The NCUC and this Commission have concurrent jurisdiction over all long-term securities to be issued by NCNG. By order dated August 30, 2000, the NCUC has authorized NCNG to issue and sell from time to time up to $300 million of long-term debt securities. See Exhibit D-2. NCNG will seek additional approvals from the NCUC for the issuance of other types of securities or increased amounts of long-term debt securities as and when the need arises, and will not issue any long-term securities authorized by this Commission unless authorized by the NCUC. Except as noted above, no state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

ITEM 5.   PROCEDURE.
          ---------

     The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   EXHIBITS.
          --------

          A-1 Amended and Restated Articles of Incorporation of Progress Energy, as amended and restated on June 15, 2000 (incorporated by reference to Exhibit 3(a)(i) to Progress Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, in File No. 1-15929).

          A-2 By-Laws of Progress Energy, as amended and restated on June 15, 2000 (incorporated by reference to Exhibit 3(b)(ii) to Progress Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, in File No. 1-15929).

          B-1 Form of Utility Subsidiary Money Pool Agreement. (Previously filed).

          B-2 Form of Non-Utility Subsidiary Money Pool Agreement. (Previously filed).

          B-3  Form of Utility Money Pool Note. (Previously filed).

          B-4  Form of Non-Utility Money Pool Note. (Previously filed).

          B-5  Form of Tax Allocation Agreement. (To be filed by amendment).

          C-1 Pre-Effective Amendment No. 1 of Progress Energy, dated December 5, 2000, to its Registration Statement on Form S-3, which includes the Prospectus of Progress Energy for Direct Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to File No. 333-47910).

          C-2 Registration Statement of Progress Energy on Form S-3, filed November 14, 2000, as amended (incorporated by reference to File No. 333-49920).

          C-3 Registration Statement of NCNG on Form S-3, filed July 21, 2000 (incorporated by reference to File No. 333-41952).

          D-1 Application of NCNG to the NCUC for authority to issue and sell long-term debt securities. (Filed herewith).

          D-2 Order of the NCUC authorizing NCNG to issue and sell long-term debt securities. (Filed herewith).

          F    Opinion of Counsel. (Filed herewith).

          H    Proposed Form of Federal Register Notice. (Previously filed).

          J-1 Progress Energy, Inc. Direct Stock Purchase and Dividend Reinvestment Plan (included in Exhibit C-1).

          J-2 1997 Equity Incentive Plan (incorporated by reference to Appendix A to CP&L's 1997 Proxy Statement in File No. 1-03382).

     B.   FINANCIAL STATEMENTS.
          --------------------

     FS-1   Progress Energy Consolidated       Incorporated by reference to
            Statement of Income for the nine   Quarterly Report of Progress
            months ended September 30, 2000    Energy on Form 10-Q for the
                                               period ended September 30, 2000
                                               (File No. 1-15929)

     FS-2   Progress Energy Consolidated       Incorporated by reference to
            Balance Sheet as of September 30,  Quarterly Report of Progress
            2000                               Energy on Form 10-Q for the
                                               period ended September 30, 2000
                                               (File No. 1-15929)

     FS-3   CP&L Consolidated Statement of     Incorporated by reference to
            Income for the year ended          Annual Report of CP&L on Form
            December 31, 1999                  10-K for the year ended
                                               December 31, 1999  (File No.
                                               1-3382)

     FS-4   CP&L Consolidated Balance Sheet    Incorporated by reference to
            as of December 31, 1999            Annual Report of CP&L on Form
                                               10-K for the year ended
                                               December 31, 1999  (File No.
                                               1-3382)

     FS-5   NCNG Consolidated Statement of     Filed herewith
            Income for twelve months ended
            September 30, 2000

     FS-6   NCNG Consolidated Balance Sheet    Filed herewith
            as of September 30, 2000

     FS-7   Florida Progress Consolidated      Incorporated by reference to
            Statement of Income for the year   Annual Report of Florida
            ended December 31, 1999            Progress on Form 10-K for the
                                               year ended December 31, 1999
                                               (File No. 1-8349)

     FS-8   Florida Progress Consolidated      Incorporated by reference to
            Balance Sheet as of December 31,   Annual Report of Florida
            1999                               Progress on Form 10-K for the
                                               year ended December 31, 1999
                                               (File No. 1-8349)

     FS-9   Florida Power Statement of Income  Incorporated by reference to
            for the year ended December 31,    Annual Report of Florida Power
            1999                               on Form 10-K for the year ended
                                               December 31, 1999  (File No.
                                               1-3274)

     FS-10  Florida Power Consolidated         Incorporated by reference to
            Balance Sheet as of December 31,   Annual Report of Florida Power
            1999                               on Form 10-K for the year ended
                                               December 31, 1999  (File No.
                                               1-3274)

     FS-11  CP&L Consolidated Statement of     Incorporated by reference to
            Income for the nine months ended   Quarterly Report of CP&L on Form
            September 30, 2000                 10-Q for the period ended
                                               September 30, 2000  (File No.
                                               1-3382)

     FS-12  CP&L Consolidated Balance Sheet    Incorporated by reference to
            as of September 30, 2000           Quarterly Report of CP&L on Form
                                               10-Q for the period ended
                                               September 30, 2000  (File No.
                                               1-3382)

     FS-13  Florida Progress Consolidated      Incorporated by reference to
            Statements of Income for the nine  Quarterly Report of Florida
            months ended September 30, 2000    Progress on Form 10-Q for the
                                               period ended September 30, 2000
                                               (File No. 1-8349)

     FS-14  Florida Progress Consolidated      Incorporated by reference to
            Balance Sheet as of September 30,  Quarterly Report of Florida
            2000                               Progress on Form 10-Q for the
                                               period ended September 30, 2000
                                               (File No. 1-8349)

     FS-15  Florida Power Statement of Income  Incorporated by reference to
            for the nine months ended          Quarterly Report of Florida
            September 30, 2000                 Power on Form 10-Q for the
                                               period ended September 30, 2000
                                               (File No. 1-3274)

     FS-16  Florida Power Balance Sheet as of  Incorporated by reference to
            September 30, 2000                 Quarterly Report of Florida

                                               Power on Form 10-Q for
                                               the period ended September 30,
                                               2000 (File No. 1-3274)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

        None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & LIGHT COMPANY
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        PROGRESS ENERGY SERVICE COMPANY, LLC
                                        STRATEGIC RESOURCE SOLUTIONS CORP.
                                        FLORIDA PROGRESS CORPORATION
                                        FLORIDA POWER CORPORATION


                                        By:  /s/ William D. Johnson
                                           ------------------------------------
                                        Name:  William D. Johnson
                                        Title: Secretary


                                        CPL ENERGY VENTURES, INC.
                                        MONROE POWER COMPANY
                                        PROGRESS CAPITAL HOLDINGS, INC.
                                        FLORIDA PROGRESS FUNDING CORPORATION
                                        FPC DEL, INC.

                                        By:  /s/ Frank A. Schiller
                                           ------------------------------------
                                        Name:  Frank A. Schiller
                                        Title: Secretary

Date:  December 12, 2000